SECURITIES AND EXCHANGE COMMISSION

                         	Washington, D.C.  20549

                                  	FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     	Commission File Number: 0-11854


                             	LG SEEDS, INC.
     	(as successor by merger to BioTechnica International, Inc. and BTI
                              Merger Corp.)
	         (Exact name of registrant as specified in its charter)



           	4001 NORTH WAR MEMORIAL DRIVE, PEORIA, ILLINOIS 61614
	                              (309) 681-0300
	(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                  	COMMON STOCK, PAR VALUE $.01 PER SHARE
          	(Titles of each class of securities covered by this Form)


                                      N/A
	  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [X]		Rule 12h-3(b)(1)(ii)   [  ]
             Rule 12g-4(a)(1)(ii)  [
             Rule 12g-4(a)(2)(i)   [ ]		Rule 12h-3(b)(2)(i)    [  ]
             Rule 12g-4(a)(2)(ii)  [ ]		Rule 12h-3(b)(2)(ii)   [  ]
             Rule 12h-3(b)(1)(i)   [X]		Rule 15d-6	            [  ]

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Act of 1934, LG SEEDS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: January 15, 1999

By:     /s/ Bruno Carette
Name:   Bruno Carette
Title:  Chief Executive Officer